Exhibit 11

The Pulse Beverage Corporation
11678 North Huron Street
Northglenn, CO 80234
(720) 382-5476
www.pulsebeverage.com

Executive Summary

April 2017

The Pulse Beverage Corporation (OTCQB: PLSB) is an innovative beverage company that offers a line of great tasting, refreshing, low-calorie, all-natural beverages including Natural Cabana® Lemonade/Limeade and Coconut Water and PULSE® Heart and Body Health functional beverages. Pulse has developed these brands in-house to then produce, market and distribute through a strategic distribution system of more than 70 distributors and 25 wholesalers which includes over 85% Class "A" distributors such as: The SYSCO Network, UNFI, KEHE Distribution and distributors for Anheuser Busch, Miller Coors, Pepsi, Coca-Cola, RC/7-Up and Cadbury Schweppes. Pulse introduced its Natural Cabana® Lemonade in 2012 and since then has added Limeade and Coconut Water. Pulse has secured listings for its beverage products with regional and national grocery and convenience chain stores such as: Albertsons/Safeway/Tom Thumb Markets, Walmart, Kroger/King Soopers/City Markets, Stater Bros, Food Max, Houchens/IGA/IGA Express/IGA Cross Roads, Kmart, 7-Eleven, United C-stores, Weis Markets, King Kullen, Dierbergs Markets, Hy-Vee Supermarket, WinCo Foods, Price Less Markets, Gristede's Foods, Toot n Totem, Travel America, Walgreens, Smashburger, Bolla Markets, Shop-Rite Grocery, Natural Foods, Flash Foods and Associated Foods.

Company Stats

Ticker: PLSB (OTCQB)
State of Incorporation: Nevada
Price: (April 7, 2017) $0.006
52 Week Range: $0.0039 – $0.20
Avg. Volume (90 day): 19.1M
Shares Outstanding: 196.9M
Market Cap: $1.2M
Information compiled from OTC Markets and SEC filings.

Company Adjusted EBITDA Progression

$ in Millions	2016	2015	2014
Net Sales	$ 2.63	$ 3.48	$ 3.36
COGS	$ 1.82	$ 2.41	$ 2.40
Gross Margin	$ 0.81 *30.9%*	$ 1.08 *30.9%*	$ 0.96 *28.6%*
Adj. G&A Expense	$ 2.26	$ 2.83	$ 3.45
Adjusted EBITDA	$ (1.45)	$ (1.76)	$ (2.49)

Adj. G&A Expense excludes Stock compensation, Depreciation, Amortization, Asset Impairments and Assets Written Off

Company Highlights

- *Lemonades/Limeades in more than 20,000 grocery, convenience and independent stores*
- *Natural Cabana® Coconut Water in more than 5,000 stores since its March 2014 debut*
- *Niche beverage products in high growth categories*

Investment Catalysts

Market Opportunity – Strong Growth

According to MarketResearch.com, the U.S. functional drinks market reported total revenues of $25 billion in 2012, with an anticipated CAGR of 8.8% for the five-year period 2012 - 2017, which is expected to drive the market to a value of $38 billion by the end of 2017. The beverage industry is an active market with demand for health drinks, coconut water, lemonades and other non-soda beverages. Coconut water is one of the fastest-growing beverage categories in the US and UK, with consumers and health experts alike recognizing its natural hydrating qualities, great taste and exceptional nutritional benefits. The coconut water category has nearly doubled in revenue every year since 2005 according to the Wall Street Journal and the market size is more than $1 billion. Pulse's mission is to become one of the market leaders in the development and marketing of nutritional/functional beverage products that provide real health benefits to a significant segment of the population and are appealing to consumers. With Pulse's vast distribution network, great-tasting products and top-level management all working in synergy, the Company is well positioned to becoming a market leader.

Top-Level Management & Advisors

Led by experienced beverage industry veterans having strong relationships with beverage distributors and buyers who supply thousands of retail outlets, supermarkets and convenience stores. Pulse's management team has significant branding, operations and distribution experience and has successfully launched and/or managed the distribution for more than twenty-five major beverage brands. Key members of management assisted in the growth of Clearly Canadian Beverage Corporation from start-up to a $178 million company. President and CEO, Robert Yates, brings more than 30 years of experience in the beverage industry including successfully launching his own brand, Kwencher®; growing it to a 1.7 million case brand in less than two years. Mr. Yates was the largest master licensee for Clearly Canadian generating $50m of its $178m in sales. Mr. Yates has an unrivaled distribution portfolio that includes Monster Energy®, AriZona Iced Tea®, Rock Star Energy Drink®, Vitamin Water®, and Perrier®.

Performance Comparison to Other Beverage Companies

Pulse has conducted considerable research on the historical performance of successful beverage companies such as Vitamin Water, which is now owned by Coca Cola; Honest Tea, also owned by Coca-Cola; Jones Soda; and Clearly Canadian. The research conducted related to the time it takes a beverage company to reach the threshold of one million cases of annual product sales and the length of time that it takes the company to reach profitability. It takes most companies at least seven to eight years to reach a million cases of sales per annum and approximately the same time to reach profitability.

Recent Operations Restructuring in 2016 Lowers Breakeven Point

While still operating at a loss in 2016, a restructuring of distribution operations has allowed Pulse to lower their average cash monthly operating expenses (opex) to $191K per month from $236K the prior year. Going forward, the cash monthly opex should be less than $120K per month. This means that with Gross Margins that are expected to reach 35% from their current 30.9% that the Company would be EBITDA breakeven at $350K of sales per month. There are obviously additional gains to be made on the sales side of their business and the current debt structure needs to be deleveraged. However, this is a marked improvement that bodes well for the future.

Management & Advisors

Robert (Bob) Yates, *President, CEO & CFO*
A corporate leader with 30+ years in the beverage industry. Generated $50 million in annual sales for Clearly Canadian Beverage Corporation. Bob's international distribution portfolio has included Monster Energy®, AriZona Iced Tea®, Rock Star Energy Drink®, Vitamin Water®, and Perrier®.

Parley (Paddy) Sheya, *VP & National Sales Manager*
More than 35 years of sales and distribution management experience in the beverage industry. An extensive track record developing brands and building sales and distribution systems, including leading Clearly Canadian from start-up to 4.8 million cases in less than three years, and managing Kwencher® sales from start-up to 1.7 million cases in less than two years.

Ron Kendrick, *Chief of Product Development*
Ron brings more than 35 years of experience in the beverage industry. Ron founded Catalyst Development Inc., an international beverage flavor house and was instrumental in creating formulations for many companies, including Clearly Canadian and the PULSE® brand of functional beverage products for Baxter Healthcare.

Bruce Horton, *Advisory Board*
Co-founded Clearly Canadian serving as CFO and director from 1987 to 1997. During his Clearly Canadian tenure, sales grew from start-up to $178 million.

Investor Relations Contact:
Tom Nelson
Ten Associates, LLC

Phone: **+1-480-326-8577**
Tenassociates33@gmail.com

Brand Portfolio

Natural Cabana® Lemonade/Limeade – Refreshing, all-natural, low-calorie ready-to-drink lemonades and limeades in 7 distinct great tasting flavors that contain no artificial sweeteners or coloring with significant reduction in calories than competitors and less than 80 calories and 19 grams of sugar per 8 oz. serving. Lemonade is America's second favorite juice drink being consumed by 89% of juice drinkers and preferred by 56% of all teenagers to other juices. Lemonades and limeades are part of a high-growth market with few entrants. Starting with lemonade laid the groundwork in establishing a vast distribution network for the recently debuted Natural Cabana® Coconut Waters and the upcoming debut of Pulse® Heart & Body Health functional beverages.


cabana

Natural Cabana® Coconut Water – The rapidly emerging coconut water category has nearly doubled in revenue every year since 2005 according to the Wall Street Journal with world-wide sales to reach $2 billion in 2018. Pulse is targeting the current consumer trend of all-natural, healthy beverages. Dubbed "Mother Nature's Sports Drink," it is made from the highest quality coconuts from Vietnam at a cost less than its competition. Coconut water is a healthy alternative to both sodas and sports drinks and is high in electrolytes, anti-oxidants, potassium, magnesium, calcium and is naturally fat-free and is an excellent source of hydration. It's the best-tasting coconut water in the market according to many informal surveys and is one of the healthiest beverages on the market today with less than 15 grams of natural occurring sugar and 60 calories per serving. It's available in natural and pineapple flavors. It debuted in March, 2014 and is the fastest growing product category of the Company.


cabana
COCONUT WATER